Exhibit 99.1

Canadian Solar Announces Strategic Decision to

Extend Access to China’s Capital Markets

GUELPH, Ontario, July 27, 2020 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), announced today that a special committee of independent directors of the Company, with the assistance of outside financial and legal advisors, has completed a review of strategic alternatives available to the Company.

After an assessment of the results of the strategic review, the board of directors of the Company (the “Board”) decided to pursue a listing of the Company’s Modules and System Solutions (“MSS”) business on either the Shanghai Stock Exchange’s Science and Technology Innovation Board (“STAR market”) or the Shenzhen Stock Exchange’s ChiNext Market, both of which are intended to support innovative and fast-growing companies. The listing of the MSS business includes the shares of Canadian Solar’s principal China subsidiary and overseas sales subsidiaries (collectively “Subsidiary”).

Based on precedents in the China IPO market, the listing process is estimated to take 18-24 months. To qualify, according to Chinese securities regulations, the Subsidiary is required to be converted into a Sino-foreign joint stock company prior to listing which shall be completed through a round of equity raising from China-domiciled investors.

The Company, which also holds a world-leading global energy business focused on the development and selective partial ownership of solar and storage projects, remains committed to its NASDAQ listing. For this purpose, the Company will continue to seek capital partnerships with long-term investors looking for opportunities to deploy capital in clean, profitable and countercyclical solar energy infrastructure investments, either through public or private investment vehicles.

“This potential listing of our MSS in China will provide us a new platform to raise investment capital and strengthen our leading position in solar manufacturing. Meanwhile, by remaining listed on the NASDAQ as a Canadian company and partnering with long-term investors, we will continue to grow our solar project development platform in every major market around the world and reap the synergies from the two complementary businesses,” said Dr. Shawn Qu, Chairman and CEO.

Dr. Qu added, “Canadian Solar shareholders, as owners of the China IPO issuer, will continue to own the solar manufacturing business and benefit from its potential growth upside. We appreciate China’s continued efforts to open its financial markets and welcome foreign issuers such as Canadian Solar.”

Whether the company can successfully list its MSS business in the Chinese stock market and its market valuation after listing will depend on various factors, including but not limited to, capital market conditions in China and globally, the regulatory environment for listed securities, the Company’s financial performance and fulfilling the listing requirements in China.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar power companies. It is a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions and has a geographically diversified pipeline of utility-scale solar power projects in various stages of development. Over the past 19 years, Canadian Solar has successfully delivered over 43 GW of premium-quality, solar photovoltaic modules to customers in over 150 countries. Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 28, 2020. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.